Amended Paragraph 6.1 of the Stockholders
                   Agreement, effective as of
                        September 2, 1993


     Paragraph 6.1 of the Stockholders Agreements is hereby amended to read as follows:

     6.1. Board Make-up. Until the earlier of (i) the occurrence of an IPO, and (ii) the tenth anniversary of the Closing, each of the Shareholders agrees that from and after the Closing he or it will use his best efforts to nominate and elect and will vote all of the shares of Common Stock owned or held of record by him or it to elect and, thereafter for such period, to continue in office a Board consisting of not more than eleven members (the exact number to be fixed from time to time by the Board in its discretion), at least two of which shall be designated by the Management Shareholders owning a majority of the shares of Common Stock which are owned by all of the Management Shareholders and shall be reasonably acceptable to ASI
           Partners, and the remainder of which shall be designated by ASI Partners. The persons designated pursuant to this Section 6.1 by the Management Shareholders and by ASI
           Partners may be changed from time to time.

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